NovaGold Resources Inc.

Second Quarter 2011
Consolidated Financial Statements

May 31, 2011

(Unaudited)

2	NovaGold Resources Inc.
Q2-2011

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars
	May 31, 2011	November 30, 2010
	$	$
Assets
Current assets
Cash and cash equivalents	111,570	151,723
Accounts receivable	1,266	1,037
Note receivable (note 5)	17,221	-
Inventories (note 6)	8,093	8,120
Deposits and prepaid amounts	1,430	1,938
	139,580	162,818

Accounts receivable	127	142
Land	195	1,876
Property, plant and equipment (note 7)	349,943	346,777
Mineral properties, rights and development costs (note 8)	275,014	266,408
Investments (note 9)	9,115	7,362
Investment tax credits	3,271	3,271
Reclamation deposits	12,755	13,086
	790,000	801,740
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11,820	9,654
Current portion of asset retirement obligations	7,890	7,890
Current portion of capital lease obligation	698	698
Notes payable	11,153	12,245
	31,561	30,487
Long-term liabilities
Promissory note (note 9(b))	61,034	63,034
Convertible notes (note 10)	61,086	61,882
Capital lease obligations	26	369
Asset retirement obligations	15,967	15,967
Future income taxes	15,298	7,193
Other liabilities	177	11,594
	185,149	190,526

Shareholders’ equity
Share capital (note 11)	1,136,743	1,077,219
Equity component of convertible notes (note 10)	43,352	43,352
Contributed surplus	8,629	8,629
Stock-based compensation (note 11)	34,618	30,589
Warrants (note 11)	24,131	28,488
Deficit	(934,334)	(875,807)
Accumulated other comprehensive income	1,410	1,452
Non-controlling interest (note 4)	290,302	297,292
	604,851	611,214
	790,000	801,740
Nature of operations (note 1)
Commitments and contingencies (note 14)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ James Philip, Director
Approved by the Board of Directors

NovaGold Resources Inc.	3
Q2-2011

Consolidated Statements of Operations and Deficit – Unaudited

in thousands of Canadian dollars,
except for per share and share amounts
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
	$	$	$	$
Revenue
Land, gravel, gold and other revenue	193	67	209	93
Interest income	573	125	710	210
	766	192	919	303
Cost of sales	55	63	105	103
	711	129	814	200
Expenses and other items
Corporate development and communication	208	432	316	649
Equity loss (note 9)	5,562	4,621	10,183	7,017
Foreign exchange (gain) loss	162	(3,299)	(830)	(3,177)
General and administrative	1,553	1,283	2,374	2,140
Interest and accretion	3,560	3,768	7,292	7,428
Mineral property expense	4,573	617	7,141	928
Professional fees	1,528	332	1,861	1,065
Project care and maintenance	6,347	5,483	11,393	13,359
Salaries	2,075	2,926	4,544	4,201
Salaries – stock-based compensation (note 11 (b), (c) and (d))	1,514	1,050	5,052	3,141
Total expenses	27,082	17,213	49,326	36,751
Loss before other items	(26,371)	(17,084)	(48,512)	(36,551)

Other items
Asset impairment – power transmission rights (note 8)	-	-	52,668	-
Gain on disposition of alluvial gold properties (note 5)	(16,110)	-	(16,110)	-
	(16,110)	-	36,558	-
Loss for the period before income taxes	(10,261)	(17,084)	(85,070)	(36,551)
Future income tax recovery – power transmission rights (note 8)	-	-	(9,722)	-
Future income tax expense (recovery)	300	(271)	2,569	(326)
Loss for the period	(10,561)	(16,813)	(77,917)	(36,225)
Attributable to the shareholders of the Company	(7,076)	(15,753)	(58,527)	(34,470)
Attributable to non-controlling interest
Power transmission rights (note 4 and 8)	-	-	(13,779)	-
Operating expenses (note 4)	(3,485)	(1,060)	(5,611)	(1,755)
	(10,561)	(16,813)	(77,917)	(36,225)
Loss for the period – attributable to the shareholders of the Company	(7,076)	(15,753)	(58,527)	(34,470)
Deficit – beginning of period	(927,258)	(690,975)	(875,807)	(672,258)
Deficit – end of period	(934,334)	(706,728)	(934,334)	(706,728)
Loss per share – attributable to the shareholders of the Company
Basic and diluted	(0.03)	(0.07)	(0.25)	(0.17)
Weighted average number of shares (thousands)	233,995	217,112	233,050	202,650

(See accompanying notes to consolidated financial statements)

4	NovaGold Resources Inc.
Q2-2011

Consolidated Statements of Comprehensive Loss – Unaudited

		in thousands of Canadian dollars
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
	$	$	$	$
Net loss for the period	(7,076)	(15,753)	(58,527)	(34,470)
Unrealized loss on available-for-sale investments	(1,732)	(247)	(82)	(478)
Future income tax recovery	396	93	40	183
Comprehensive loss	(8,412)	(15,907)	(58,569)	(34,765)
Attributable to the shareholders of the Company	(4,927)	(14,847)	(39,179)	(33,010)
Attributable to the non-controlling interest (note 4)	(3,485)	(1,060)	(19,390)	(1,755)
	(8,412)	(15,907)	(58,569)	(34,765)

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	in thousands of Canadian dollars
	Six months ended	Year ended
	May 31, 2011	November 30, 2010
	$	$
Share capital
Balance – beginning of period	1,077,219	878,086
Issued pursuant to acquisition of Copper Canyon (note 3)	42,339	-
Issued pursuant to private placement net of share issue costs	-	179,000
Issued pursuant to stock options exercised	1,470	3,991
Issued pursuant to warrants exercised	15,715	9,549
Issued pursuant to performance share units vested	-	1,426
Issued pursuant to property acquisition	-	5,167
Balance – end of period	1,136,743	1,077,219
Equity component of convertible notes
Balance – beginning of period	43,352	43,352
Balance – end of period	43,352	43,352
Contributed surplus
Balance – beginning of period	8,629	9,994
Excess value over fair value of performance share unit (note 11 (c))	-	(1,365)
Balance – end of period	8,629	8,629
Stock-based compensation
Balance – beginning of period	30,589	31,838
Stock option vesting	4,020	3,738
Performance share unit vesting	1,002	1,352
Director share unit grants	66	101
Transfer to share capital on exercise of stock options	(1,059)	(3,991)
Transfer to share capital on issuance of performance share units	-	(2,449)
Balance – end of period	34,618	30,589
Warrants
Balance – beginning of period	28,488	31,065
Transfer to share capital on exercise of warrants	(4,357)	(2,577)
Balance – end of period	24,131	28,488
Deficit
Balance – beginning of period	(875,807)	(672,258)
Loss for the period – attributable to the shareholders of the Company	(58,527)	(203,549)
Balance – end of period	(934,334)	(875,807)
Accumulated other comprehensive income
Balance – beginning of period	1,452	495
Unrealized (losses) gains on available-for-sale investments	(82)	994
Future income taxes on unrealized losses (gains)	40	(37)
Balance – end of period	1,410	1,452
Total shareholders’ equity	314,549	313,922
Non-controlling interest (note 4)
Balance – beginning of period	297,292	293,247
Contributions by Teck Resources Limited	12,399	12,058
Loss for the period – attributable to the non-controlling interest	(19,389)	(8,013)
Balance – end of period	290,302	297,292
Total equity	604,851	611,214

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.	5
Q2-2011

Consolidated Statements of Cash Flows – Unaudited

		in thousands of Canadian dollars
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
	$	$	$	$
Cash flows used in operating activities
Loss for the period	(10,561)	(16,813)	(77,917)	(36,225)
Items not affecting cash
Amortization	88	245	129	307
Asset impairment – power transmission rights (note 8)
Impairment charge	-	-	52,668	-
Future income tax recovery	-	-	(9,722)	-
Equity loss	5,562	4,621	10,183	7,017
Future income tax expense (recovery)	(96)	(640)	2,173	(692)
Interest and accretion	1,932	3,768	5,664	7,428
Mineral properties expense	-	29	36	296
Stock-based compensation	1,514	1,050	5,052	3,141
Gain on disposition of alluvial gold properties (note 5)	(16,110)	-	(16,110)	-
Unrealized foreign exchange (gain) loss	24	(2,409)	(7,727)	(2,497)
Net change in non-cash working capital
Decrease in receivables, deposits and prepaid amounts, and deferred charges	1,472	740	490	607
Decrease in inventories	17	35	27	94
Decrease (increase) in accounts payable and accrued liabilities	2,952	(2,554)	1,819	(7,670)
	(13,206)	(11,928)	(33,235)	(28,194)
Cash flows from financing activities
Proceeds from issuance of common shares – net	351	179,000	411	179,000
Payments from non – controlling interest	8,098	-	12,399	-
Proceeds from warrant exercise	666	-	11,359	248
Payment of note payable	-	-	(11,921)	-
Payroll and withholding tax on issuance of performance share units	-	(2,387)	-	(2,387)
	9,115	176,613	12,248	176,861
Cash flows used in investing activities
Acquisition of property, plant and equipment	(3,260)	(306)	(3,292)	(469)
(Expenditures) recoveries on mineral properties and related deferred costs	72	77	-	(482)
Reclamation bonds	(66)	-	(66)	-
Decrease (increase) in long term accounts receivable	110	(103)	118	(103)
Investment in Donlin Gold	(6,203)	(6,701)	(11,650)	(10,283)
Purchase of marketable securities	(269)	-	(269)	-
Acquisition of Copper Canyon (note 3)	(4,007)	-	(4,007)	-
	(13,623)	(7,033)	(19,166)	(11,337)
Increase (decrease) in cash and cash equivalents during the period	(17,714)	157,652	(40,153)	137,330
Cash and cash equivalents – beginning of period	129,284	17,858	151,723	38,180
Cash and cash equivalents – end of period	111,570	175,510	111,570	175,510
Supplemental disclosure
Interest received	102	118	236	203
Interest paid	(2,483)	(2,639)	(2,483)	(2,646)
Non – cash investing activity:
Common shares issued for acquisition of Copper Canyon (note 3)	42,339	-	42,339	-

(See accompanying notes to consolidated financial statements)

6	NovaGold Resources Inc.
Q2-2011

Notes to Consolidated Financial Statements

1    Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties located primarily in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Gold project (formerly Donlin Creek project) in Alaska is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited (“Teck”). The Ambler project in Alaska is 100% owned by NovaGold.

2    Accounting policies Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its subsidiaries, NovaGold Canada Inc., Copper Canyon Resources Ltd. (“Copper Canyon”), Alaska Gold Company (“AGC”) and NovaGold Resources Alaska, Inc. All significant intercompany transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for complete financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2010.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company adopted these pronouncements at December 1, 2010; the result of this adoption led to the non-controlling interest balance being classified as shareholders’ equity on the consolidated balance sheet and non-controlling interest loss and loss attributable to shareholders is shown separately.

3    Acquisition of Copper Canyon

On May 20, 2011, under a plan of arrangement the Company acquired all of the issued and outstanding common shares of Copper Canyon. Copper Canyon shareholders received common shares of the Company on the basis of 0.0735 of a NovaGold common share and $0.001 for each common share of Copper Canyon. The Company issued 4,171,303 common shares to Copper Canyon shareholders at a price of $10.15 per share, which was the Company’s share TSX closing price on the closing date of the transaction and paid the shareholders of Copper Canyon $57,000. As part of the plan of arrangement, the Company also received 1,725,857 shares of Omineca Mining and Metals Ltd which are held as available for sale investments.

The transaction was accounted for as an asset acquisition which, under Canadian GAAP, requires the tax effects of the difference between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. The excess of consideration over book value acquired amounted to $45,899,000, including a future income tax provision of $15,298,000, and was allocated to the Copper Canyon mineral property as follows:

NovaGold Resources Inc.	7
Q2-2011

Notes to Consolidated Financial Statements

in thousands of Canadian dollars
May 31, 2011
$
Issuance of 4,171,303 NovaGold shares	42,339
Cost of subscription of shares in Copper Canyon	2,318
Cash consideration	57
Transaction costs	1,742
Purchase consideration	46,456

The purchase price was allocated as follows:
Net working capital acquired	480
Mineral properties, rights and development costs (note 8)	61,274
Future income taxes	(15,298)
Net identifiable assets	46,456

4    Galore Creek Partnership

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently uses the principles of Accounting Guideline 15 (“AcG-15”) Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Galore Creek Partnership.

The Galore Creek Partnership was formed in May 2007, with Teck able to earn a 50% interest in the Galore Creek project by funding approximately $520.0 million in project development costs. The Galore Creek Partnership funding arrangement was amended following the November 2007 decision to suspend construction activities at the project, and again in February 2009. Under the terms of the current agreement, Teck is funding all costs for the Galore Creek project up to approximately $373.3 million, at which point the partners will share project costs on a 50/50 basis. At May 31, 2011, the Galore Creek Partnership had cash of $1.8 million. Total cash contributions to date by Teck at May 31, 2011 were $372.5 million and $0.8 million remained to be contributed by Teck to earn its 50% interest. During the 6 months ended May 31, 2011, Teck contributed $12.4 million to the Galore Creek Partnership; its share of expenses was $5.6 million and its share of impairment costs was $13.8 million for a total of $19.4 million.

Subsequent to May 31, 2011, Teck has completed its funding and the Company and Teck will be responsible for equally funding all future costs for the Galore Creek project. Teck’s funding completion is a reconsideration event under AcG-15. Management has subsequently reconsidered the situation after Teck’s earn-in and assessed that the Company remains the primary beneficiary and will continue to consolidate the activities of the Galore Creek Partnership.

5    Note receivable

On March 14, 2011, the Company divested its patented alluvial gold mining claims near Nome, Alaska, held by AGC, for a purchase price of US$21.0 million to be paid in three installments over two years. A total of US$6.1 million is due during the year and US$14.0 million is due in 2012. The Company will also be provided with a letter of credit for $US4.0 million as an environmental reclamation bond. The Company used a weighted average cost of capital at 20.0% to discount the 2012 payment.

6    Inventories

in thousands of Canadian dollars
	May 31, 2011	November 30, 2010
	$	$
Gold	522	519
Supplies	7,571	7,601
Total inventories	8,093	8,120

8	NovaGold Resources Inc.
Q2-2011

Notes to Consolidated Financial Statements

7    Property, plant and equipment

in thousands of Canadian dollars
			May 31, 2011
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Equipment - Ambler	1,168	(55)	1,113

British Columbia, Canada
Construction costs – Galore Creek (a)	320,949	-	320,949
Mobile equipment – Galore Creek (a)	26,651	-	26,651
Office furniture and equipment	2,533	(1,572)	961
Leasehold improvements	628	(359)	269
	351,929	(1,986)	349,943

in thousands of Canadian dollars
			November 30, 2010
		Accumulated
	Cost	amortization	Impairment	Net
	$	$	$	$
Alaska, USA
Construction costs – Rock Creek	90,519	-	(90,519)	-
Mining and milling equipment – Rock Creek	15,342	-	(15,342)	-
Heavy machinery and equipment – Rock
Creek	1,680	(570)	(1,110)	-
Building	297	(161)	(136)	-
British Columbia, Canada
Construction costs – Galore Creek (a)	318,877	-	-	318,877
Mobile equipment – Galore Creek (a)	26,651	-	-	26,651
Office furniture and equipment	2,506	(1,505)	-	1,001
Leasehold improvements	575	(327)	-	248
	456,447	(2,563)	(107,107)	346,777

(a)	Construction costs and mobile equipment had not yet been placed in productive activity, and accordingly were not depreciated.

8    Mineral properties, rights and development costs

in thousands of Canadian dollars
		Expenditures
	November 30, 2010	(Amortization)	Impairment	May 31, 2011
	$	$	$	$
Alaska, USA
Ambler	27,437	-	-	27,437
British Columbia, Canada
Copper Canyon (note 3)	-	61,274	-	61,274
Galore Creek	185,855	334	-	186,189
Power transmission rights (a)	53,002	(334)	(52,668)	-
Rio Negro, Argentina
San Roque	114	-	-	114
	266,408	61,274	(52,668)	275,014

NovaGold Resources Inc.	9
Q2-2011

Notes to Consolidated Financial Statements

in thousands of Canadian dollars
		Expenditures
	November 30, 2009	(Amortization)	Impairment	November 30, 2010
	$	$	$	$
Alaska, USA
Ambler	-	27,437	-	27,437
Rock Creek	8,395	868	(9,263)	-
British Columbia, Canada
Galore Creek	184,400	1,455	-	185,855
Power transmission rights	54,335	(1,333)	-	53,002
Rio Negro, Argentina
San Roque	-	114	-	114
	247,130	28,541	(9,263)	266,408

(a)

In May 2006, NovaGold acquired Coast Mountain Power Corp. and all of its assets, which included the power transmission rights to build a 138kV power line from Meziadin Junction to Bob Quinn to bring power to the Galore Creek project. In 2010, the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. The NTL received Provincial environmental assessment approval in February and Federal approval in May; hence, NovaGold will not need to build its own transmission line to bring power to the Galore Creek project, and management has accordingly impaired the full value of the 138 kV power transmission rights of $52.7 million and recorded a related future income tax recovery of $9.7 million and a corresponding offset to non-controlling interest for the impairment in the amount of $13.8 million.

9     Investments

in thousands of Canadian dollars
	May 31, 2011	November 30, 2010
	$	$
Available-for-sale investments (a)	5,949	5,665
Investments accounted for under the equity method
Donlin Gold (b)	3,166	1,697
Total investments	9,115	7,362

Investment in Donlin Gold accounted for using the equity method as follows.

in thousands of Canadian dollars
	May 31, 2011	November 30, 2010
	$	$
Balance – beginning of period	1,697	849
Funding	11,652	21,721
Equity loss	(10,183)	(20,873)
Balance – end of period	3,166	1,697

Investments classified as available-for-sale are reported at fair value (or mark-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at May 31, 2011 was $4.6 million (November 30, 2010: $4.2 million) and total unrealized holding gain for the six months ended May 31, 2011 was $0.1 million (November 30, 2010: $1.0 million). The balance includes marketable securities of two companies that have a director and a major shareholder in common with NovaGold; 3,125,000 shares in Tintina Resources Inc. (cost: $1.4 million; fair value at May 31, 2011: $1.8 million), and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $0.2 million; fair value at May 31, 2011: $0.9 million).

(a)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Gold LLC” formerly Donlin Creek LLC) to advance the Donlin Gold project. The Donlin Gold LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to the Donlin Gold project require the approval of both companies. As part of the Donlin Gold agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million in expenditures at the Donlin Gold project from April 1, 2006 to November 30, 2007. Reimbursement had been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest accrued at a rate of U.S. prime plus 2% will be paid out of future mine production cash flow. Both parties are currently sharing development costs on a 50/50 basis. Interest on this long-term promissory note is expensed.

10	NovaGold Resources Inc.
Q2-2011

Notes to Consolidated Financial Statements

(b)	The Company determined that the Donlin Gold LLC is a variable interest entity and consequently uses the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its 50% ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Gold LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

10 Convertible notes

On March 26, 2008, the Company issued US$95.0 million (Canadian equivalent: $96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3% underwriter’s fee and other expenses aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability. The fair value of the conversion feature on the date of issue of $43.4 million is classified as a component of shareholders’ equity and was deducted from the initial amount of the liability recorded. As a result, the recorded liability to repay the Notes was initially lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being charged to interest expense and accreted to the liability over the term of the Notes.

in thousands of Canadian dollars
	May 31, 2011	November 30, 2010
	$	$
Beginning balance	61,882	58,553
Accretion of debt discount for the period	2,738	4,975
Foreign exchange revaluation	(3,534)	(1,646)
Convertible notes liability	61,086	61,882
Conversion right	43,352	44,992
Financing costs allocated to equity component	-	(1,640)
Equity component of convertible notes	43,352	43,352

NovaGold Resources Inc.	11
Q2-2011

Notes to Consolidated Financial Statements

11 Share capital

Authorized
     1,000,000,000 common shares, no par value
     10,000,000 preferred shares issuable in one or more series

in thousands of Canadian dollars
	Number of shares	Ascribed value
	(thousands)	$
Balance at November 30, 2010	225,992	1,077,219
Issued in quarter
For cash and fair value pursuant to stock option agreements	242	662
For cash and fair value pursuant to warrant agreements	7,100	14,789
Balance at February 28, 2011	233,334	1,092,670
Issued in quarter
Pursuant to Copper Canyon acquisition	4,171	42,339
For cash and fair value pursuant to stock option agreements	101	808
For cash and fair value pursuant to warrant agreements	450	926
Balance at May 31, 2011	238,056	1,136,743
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	238,065	1,136,743

(a)     Warrants

In December 2010, 7.1 million warrants were exercised for total proceeds of $10.7 million. In April and May 2011, 450,000 warrants were exercised for total proceeds of $0.7 million. At the end of May 31, 2011, the Company has 41.8 million warrants outstanding.

(b)     Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost on a straight-line basis over the respective vesting period for the stock options.

During the three months ended February 28, 2011, the Company granted 1,064,700 stock options (three months ended February 28, 2010: 1,237,000). For the three months ended February 28, 2011, the Company recognized a stock-based compensation charge against income of $3.0 million for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures.

During the three months ended May 31, 2011, the Company granted 170,000 stock options (three months ended May 31, 2010: 40,000). For the three months ended May 31, 2011, the Company recognized a stock-based compensation charge against income of $1.0 million for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures.

12	NovaGold Resources Inc.
Q2-2011

Notes to Consolidated Financial Statements

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are provided below.

	Vested during	Granted during
	three months ended	three months ended
	May 31, 2011	May 31, 2011
Average risk-free interest rate	0.50% – 2.11%	1.91% – 2.11%
Expected life	1.00 – 3.71 years	3.50 years
Expected volatility	65% – 97%	81%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c)     Performance share units

The Company has a performance share unit (“PSU”) plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for recipients no longer at the Company on vesting date.

For the three months ended May 31, 2011, the Company recognized a stock-based compensation charge against income of $0.5 million for PSUs vested to employees in accordance with CICA 3870, net of forfeitures.

(d)     Deferred share units

The Company has a deferred share unit (“DSU”) plan that provides for the issuance of DSUs in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the three months ended May 31, 2011, the Company recognized a stock-based compensation charge against income of $0.03 million for DSUs granted to directors.

12 Related party transactions

The Company has arms-length market-based agreements to provide certain services to Tintina Resources Inc. (“Tintina”) and Alexco Resource Corp (“Alexco”). During the six months ended May 31, 2011, the fees for services provided were $6,000 (May 31, 2010: $50,000) to Tintina, a related party having one director and a major shareholder in common with the Company; and $10,000 (May 31, 2010: $20,000) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.4 million for the six months ended May 31, 2011 (May 31, 2010: US$0.5 million) to Donlin Gold LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At May 31, 2011, the Company had $0.5 million receivable (May 31, 2010: $0.3 million) from related parties.

13 Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from the Company’s operations located in Nome, Alaska. The majority of the Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 7 and 8.

NovaGold Resources Inc.	13
Q2-2011

Notes to Consolidated Financial Statements

14 Commitments and contingencies

(a) Lease commitments

As at May 31, 2011, the Company's aggregate commitments for operating leases totaled $4.2 million. These include the Company's leased head office location and certain office equipment with leases ranging from one to seven years.

(b) Legal actions

On May 11, 2011, two claims were settled that had been filed in the United States District Court for the District of Alaska against NovaGold. The settlement was paid through insurance and NovaGold did not pay any funds. The claims were originally filed in July 15, 2009, against NovaGold, AGC and other parties seeking wrongful death damages as the result of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company's Rock Creek project. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses, and the claims against AGC were dismissed on May 19, 2010 by agreement without any payment. The settlement reached on May 11, 2011 has resolved this issue and the plaintiffs do not have any further recourse against the Company.

14	NovaGold Resources Inc.
Q2-2011